UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                            SEC File Number: 1-4949

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:   December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     PART I - REGISTRANT INFORMATION

     Cummins Inc.
     ---------------------------------------------------------------------------
     Full Name of Registrant

     Not applicable
     ---------------------------------------------------------------------------
     Former Name if Applicable

     500 Jackson Street, P.O. Box 3005
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     Address of Principal Executive Office (Street and Number)

     Columbus, IN 47202-3005
     ---------------------------------------------------------------------------
     City, State and Zip Code


   PART II - RULES 12B-25(B) AND (C)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ ]

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition


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          report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

   PART III - NARRATIVE

Cummins Inc. could not file its Annual Report on Form 10-K for the year ended December 31, 2002 within the prescribed time period because the Company requires additional time to resolve a previously announced accounting issue. The delay relates to the need for a non-cash accounts payable adjustment primarily associated with the implementation of a new enterprise resource planning system in one of its plants.

Cummins is continuing to discuss this potential adjustment with the Securities and Exchange Commission (SEC) and the Company's auditors, PricewaterhouseCoopers LLP (PwC), and is working closely with them to finalize the appropriate accounting treatment and the impact on the Company's historical financial statements. The Company will file the Form 10-K as soon as practicable following the resolution of the discussions with the SEC. It is possible that the resolution of this matter will extend beyond April 15, 2003.



   PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Susan K. Carter
          ---------------------
                 (Name)

                  (812)                             377-5000
          ---------------------             -----------------------
               (Area Code)                     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                 Cummins Inc.
                    --------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 2003                     By  /s/ Susan K. Carter
       -------------                         -------------------
                                             Name:  Susan K. Carter
                                             Title: Vice President
                                                    Corporate Controller
                                                    (Principal Accounting
                                                    Officer)